SCHEDULE I

This Shareholder Servicing Agreement shall apply to the shares of the following series of Guinness Atkinson Funds:

1.	Guinness Atkinson Asia Focus Fund

2.	Guinness Atkinson China & Hong Kong Fund

3.	Guinness Atkinson Global Innovators Fund – Investor Class

4.	Guinness Atkinson Global Energy Fund

5.	Guinness Atkinson Alternative Energy Fund

6.	Guinness Atkinson Renminbi Yuan & Bond Fund

Current as of May 10, 2021